SHAREHOLDER MEETINGS

At Special Meetings of Shareholders of the FORTUNE 500 Fund was held on June 10, 2005 to vote on the following to approve os disapprove a change to the investment objective of the Fund.

The results of the Special Meeting are as follows:

Total Shares Voting	748,395
Percent of Total Outstanding shares 	58%
Shares FOR Voted 	708,156
Shares FOR as a % of Total Shares Voted	95%
Shares AGAINST as a % of Total Shares Voted	3%
Shares ABSTAINED as a % of Total Shares Voted	2%

This also resulted in a name change to the streetTRACKS Total Market ETF.